Exhibit (a)(2)

FOR IMMEDIATE RELEASE

Contacts:	Media: Matthew Sherman / Jeremy Jacobs Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	Investors: Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net

Special Committee of the Board of Directors of iBasis Determines Royal KPN’s Unsolicited Tender Offer Is Grossly Inadequate and Recommends Stockholders Reject KPN’s Offer

Board of Directors Adopts Limited Duration Stockholder Rights Plan

BURLINGTON, MASS. — July 30, 2009 — iBasis, Inc. (NASDAQ: IBAS) today announced that the Special Committee of its Board of Directors has unanimously determined that Royal KPN N.V.’s (AMS: KPN and OTC: KKPNY.PK) (“KPN”) unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock for $1.55 cash per share is grossly inadequate and not in the best interests of iBasis’ minority stockholders other than KPN and its affiliates.  Accordingly, the Special Committee recommends, on behalf of iBasis, that the minority stockholders reject KPN’s offer and not tender their shares pursuant to the offer.

The Special Committee’s decision was made after careful consideration, including a review of the financial aspects of KPN’s unsolicited offer, with its independent financial and legal advisors, Jefferies & Company, Inc. and Gibson, Dunn & Crutcher LLP, respectively.

“After carefully analyzing KPN’s unsolicited tender offer with independent financial and legal advisors, the Special Committee unanimously concluded that it is opportunistic, grossly inadequate and not in the best interests of iBasis’ minority stockholders,” said W. Frank King, Chairman of the Special Committee of iBasis’ Board of Directors. “iBasis today is a leading wholesale carrier of international long distance calls.  KPN’s offer significantly undervalues the Company’s current performance and long-term prospects and fails to compensate minority stockholders for iBasis’ substantial growth opportunities and the numerous initiatives that are underway and expected to meaningfully contribute to the Company’s earnings.  Furthermore, as KPN and its representatives on the iBasis Board are well aware, iBasis recently completed the integration of KPN’s international wholesale long distance voice business, which is now delivering important near- and long-term benefits.  In addition, we believe the offer was timed to exploit the Company’s depressed stock price.

“The Special Committee and management team are committed to maximizing value for all iBasis stockholders.  We will take all necessary steps to ensure that minority stockholders receive full value for their investment in iBasis.  Accordingly, the Board recommends that the minority stockholders reject KPN’s offer and not tender their shares into the offer,” concluded Mr. King.

– more –

Reasons for the Special Committee’s Recommendation

The Special Committee has conducted a thorough review and consideration of the offer, and, after consultation with members of senior management and the Special Committee’s independent legal and financial advisors, has unanimously determined that the offer is grossly inadequate, opportunistic and not in the best interests of the Company and its minority stockholders.

Accordingly, and for the reasons described in more detail below, the Special Committee unanimously recommends that the minority stockholders reject the offer and not tender their shares to KPN pursuant to the offer.

The Special Committee considered each of the following factors in support of its recommendation that the minority stockholders reject the offer and not tender their shares to KPN in the offer:

KPN’s $1.55 per share offer significantly undervalues iBasis’ current results and long-term prospects and does not adequately compensate the minority stockholders for their shares.

•                  Industry Leader.  The Company is a leading wholesale carrier of international long distance telephone calls.

•                  The Company transported 23.5 billion minutes of traffic over the iBasis Network in 2008, a volume of traffic that positions it among the largest carriers of international traffic in the world, based on global traffic statistics contained in the industry analyst publication TeleGeography 2009.

•                  The Company’s network infrastructure includes one of the world’s largest international VoIP networks and has over 1,000 points of presence in more than 100 countries to facilitate the termination of voice traffic for approximately 800 carrier customers worldwide.

•                  The Company’s VoIP network is based on technologically-advanced switchless architecture, leveraging hardware, as well as patented and patent-pending technology for quality management and advanced routing, which results in higher voice quality, call completion and call duration for the Company’s customers.

•                  Substantial Growth Opportunities.  We believe the Company has substantial growth opportunities from organic growth of its traditional business, from outsourcing and via acquisitions.

•                  Organic Growth of Traditional Wholesale Business. We believe the overall growth of the international voice market, particularly the wholesale and VoIP segments, present attractive opportunities. According to TeleGeography, total international voice traffic grew at a compounded annual growth rate of 14.0% from 2002 to 2008. International VoIP traffic, as a subset of total traffic, grew faster at a compounded annual growth rate of 32.8% and grew from 10.5% to 22.6% of total traffic volume over the same time period. Similar to VoIP traffic growth, wholesale traffic has grown at a compounded annual growth rate of 18.3% from 2005 to 2008, achieving 56.4% of the total traffic volume from 51.3% over the same period. We believe the Company’s position as a leading wholesale carrier, and its strength in VoIP, position it to benefit from the growth in the overall international voice market, and particularly in the faster growth VoIP and wholesale segments.

•                  Outsourcing.  We believe that the outsourcing of international voice traffic by carriers will accelerate in the coming years, as the international voice business becomes increasingly commoditized and carriers continue to realize that they do not have the scale and efficiencies of international wholesale providers. In our view, this trend is evidenced by the increasing number of such arrangements entered into over the last 18 months. Carriers such as TDC A/S, British Telecom and MTN have outsourced their international voice business to international wholesale providers to realize operational and capital cost savings. We strongly believe that our experience and expertise in outsourcing, as demonstrated by our integration of KPN and TDC’s international voice business, combined with our scale and technologically advanced network architecture, including our patented and patent-pending technology for quality management and advanced routing, and our new integrated billing and ERP Systems, position the Company to capture a leading share of the emerging outsourcing market. We also note that the emerging outsourcing model generally involves a more stable flow of traffic, which we believe will provide stable profitability for this business segment.

•                  Acquisition.  Due to the highly fragmented nature of the international voice market, we believe that there will be a number of opportunities to acquire the wholesale operations of retailers and carriers, which would permit the Company to solidify and expand its network footprint, increase its scale and geographic reach and create revenue and cost synergies. The Company’s 2008 transaction with TDC A/S is an example of the acquisition of an incumbent carrier’s international wholesale business in combination with the outsourcing of the carrier’s own international traffic.

The offer is grossly inadequate from a financial point of view to iBasis’ minority stockholders.

•                  The Special Committee considered the financial analyses of Jefferies & Company, Inc. presented to the Special Committee at its meeting on July 29, 2009 and Jefferies’ written opinion, dated July 29, 2009, to the Special Committee, that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of shares (other than KPN and any of its affiliates) pursuant to the KPN offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated July 29, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed today with the Securities and Exchange Commission. Jefferies provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the KPN offer. After considering the factors set forth herein, including the opinion of Jefferies, the Special Committee has unanimously concluded that the KPN offer is grossly inadequate from a financial point of view to the Company’s minority stockholders.

The offer is opportunistic, given that the Company has just completed the integration of the KPN transaction.

•                  The integration of the KPN transaction was completed in Q1 2009. After investing approximately $11.8 million in integration costs, the Company has only now begun to fully realize the expected synergies from the KPN transaction, as is reflected in its Q2 2009 financial results.  We note that KPN announced its intent to commence the offer less than two weeks prior to our announcement of our Q2 2009 results.  At that time KPN was privy to the Company’s expected results for that quarter, as a result of accelerated reporting to KPN due to its majority ownership stake and its consolidation of the Company’s results in its financial reporting, as well as insight into achievements in new business development and progress on the Company’s growth initiatives described below.

The KPN offer does not compensate the Company’s minority stockholders for a range of other initiatives being undertaken by the Company that will start to meaningfully impact earnings within the next year and beyond.

•                  Strategic Pricing Initiative. At the outset of this year the Company launched a strategic pricing initiative that in our view has been instrumental in shedding low-margin traffic and expanding its gross margins.  We believe this initiative will allow the Company to maintain its average margin per minute, despite anticipated reductions in average revenue per minute, while also freeing network resources to pursue higher-margin growth.  Although this initiative, as expected, has resulted in a drop in traffic and revenue in the short term, as the process stabilizes in the near future we believe the Company has strengthened its internal systems, policies and practices to resume profitable revenue growth.  During the second half of fiscal 2009, the emphasis of the Company’s strategic pricing initiative is on significantly automating and optimizing pricing which allows the Company’s sales force to more efficiently sell a broader set of routes, resulting in additional opportunities to capture revenue.

•                  Increased Focus on Reducing Operating Expenses.  The Company is currently focused on reducing operating expenses through a number of initiatives. These initiatives include reducing network transmission costs, reduction of service level agreements with KPN, further headcount reductions and a reduction in other general expenses.  In addition, the Company implemented a salary freeze at the beginning of this year.

•                  New Billing and ERP Systems.  The Company has recently completed its implementation of a new integrated billing system and a new ERP system which substantially expands the scale of the minutes, transactions and customers that the business can effectively manage.  These are crucial steps necessary for the anticipated expansion of the business from outsourcing and acquisitions.

•                  Expansion of Higher Margin Mobile Services Revenue.  The Company is placing significant efforts behind fully productizing and operationalizing its portfolio of international messaging, signaling, and roaming services.  Specific services include GRX, IPX, SMS, MMS, GMS, Sigtran and RIS.  We expect this effort to significantly expand our mobile services opportunities in a high-margin, fast growing market segment.

•                  New Sales Opportunities.  The Company is pursuing a multitude of sales opportunities to initiate business with new customers and expand business with existing customers.  The Company is beginning to benefit from the intensified focus on international traffic in the prepaid and unlimited mobile market in the U.S. as evidenced by its selection as international voice provider for a leading and growing U.S. prepaid wireless operator.  In the voice over broadband space, which has been a Company strength for some time, the Company recently added major new customers, including a leading national player in Europe and a global Internet brand, which provides the Company with significant growth potential. The Company is in the process of strengthening its competitive position by leveraging and consolidating bilateral agreements to increase the number of countries in which it now has advantageous termination capabilities.

•                  Expanding Termination Footprint.  The Company is expanding its termination footprint and geographic reach through the addition of new network points of presence throughout the world.  A major emphasis is being placed in Latin America to expand the iBasis network presence.

•                  Meaningful Near- and Mid-Term Financial Impact. The Company anticipates that these initiatives will meaningfully and positively impact its future earnings and have the potential to generate significant value for its stockholders. KPN’s offer fails to adequately compensate the Company’s minority stockholders for this incremental value potential.

The offer is clearly timed to take advantage of the Company’s depressed stock price.

•                  Significant Discount to 52-Week High.  KPN’s unsolicited proposal was launched at a time when the Company’s stock had traded down approximately 69.9% from its 52-week high of $4.32 per share. The KPN offer represented a discount of 64.1% to the Company’s 52-week high.

•                  KPN’s Stated Premium is Based on a Stock Price that was Near 5-Year Lows.  KPN has opportunistically timed its approach to take advantage of the fact that the Company’s stock was trading near a 5-year low and, as indicated above, without having realized the full value of the Company’s cost-saving initiatives, its position in the emerging outsourcing market or the synergies from the KPN transaction. Therefore we believe the “premium” cited by KPN is based on a stock price that is not representative of the value of the Company and is not nearly sufficient to compensate the Company’s minority stockholders for the intrinsic value of their shares.

The offer is at a significant discount to the Company’s 2008 Share buyback program.

•                  Between May 1, 2008 and August 31, 2008, the Board of Directors (supported by KPN’s designees) approved a $15,000,000 Share buyback program as a result of the view that the Company’s shares were trading at a substantial discount to their intrinsic value.  Through this program the Company bought back 3,906,940 shares at an average price of $3.84 per share, including 2,153,140 shares at an average price of $4.14 per share in August 2008.

The offer is highly conditional, creating substantial uncertainty as to whether KPN would be required to consummate the offer.

•                  The Special Committee considered the fact that there are numerous, significant conditions to the offer. The conditions are broadly drafted and allow KPN to make subjective determinations which would enable KPN not to consummate the offer. Thus, the conditions create substantial uncertainty as to whether KPN would be required to consummate the offer.

•                  90% Condition.  The offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the offer a number of shares that, when added to the number of shares already owned by KPN, represents at least 90% of the shares outstanding immediately prior to the expiration of the offer.

•                  Market Changes.  The offer is also conditioned on the absence of certain adverse changes in market and other conditions, including a condition that there has not occurred any decline in the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ—100 Index by an amount in excess of 15%, measured from the open of business on July 13, 2009.  To the extent that any of these indices decline by an amount in excess of 15% measured from the close of business at the time of commencement of the offer, KPN is not required to complete the offer.

•                  Material Adverse Change.  KPN may also terminate the offer if any change shall occur or be threatened or disclosed in, among other things, the business, assets, condition (financial or otherwise), results of operations or prospects of the Company which, in the reasonable judgment of KPN, is or may be materially adverse to the value of the Company or any of its subsidiaries or the value of the shares to KPN or any of its affiliates.

•                  Regulatory Conditions. The offer is also conditioned on there not being any statute, rule, regulation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated or deemed applicable to KPN or any affiliate of KPN or to the offer or a second-step merger or other business combination by KPN or any affiliate of KPN with the Company which, in the reasonable judgment of KPN, may seek or result in, among other things, (i) a challenge to or delay of the offer, (ii) limitations on the ability of KPN or its affiliates to exercise full rights of ownership of the shares or (iii) any material diminution in the benefits expected to be derived by KPN or its affiliates.

The offer is funded in significant part by the Company’s own cash resulting in offering only $1.03 per share for the operations of the Company.

•                  As of June 30, 2009, the Company had cash and investments of approximately $57.3 million and $19.9 million in outstanding indebtedness, or $0.52 in cash per share. As a result, net of cash, KPN is effectively offering to pay only $1.03 per share for the remaining shares of the Company in the offer.

Stockholder Rights Plan

iBasis also announced today its Board of Directors has adopted a limited duration stockholder rights plan.  The rights plan has been adopted in response to KPN’s unsolicited offer and upon recommendation of the Special Committee.

The rights plan is designed to protect the Company and its stockholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the Company and its stockholders.  The rights plan is not intended to deter offers that are fair and otherwise in the best interest of all of the Company’s stockholders.

Under the terms of the rights plan, the Company will distribute to its stockholders a non-taxable dividend distribution of one preferred stock purchase right for each share of the Company’s common stock held as of the close of business on August 10, 2009.  Each right is attached to and trades with the associated share of common stock.  The rights will become exercisable only if a person acquires beneficial ownership of 15% or more of the Company’s common stock (or, in the case of a person who beneficially owned 15% or more of the Company’s common stock on the date the rights plan was adopted, such person acquires beneficial ownership of any additional shares of the Company’s common stock) or commences a tender offer that, if consummated, would result in beneficial ownership by a person of 15% or more of the Company’s common stock.

The rights will expire on July 30, 2010, unless the rights are earlier redeemed or exchanged.

A copy of the rights agreement will be contained in a Form 8-K to be filed with the Securities and Exchange Commission.

Jefferies & Company, Inc. is serving as independent financial advisor to the Special Committee and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

This press release contains “forward-looking statements”. These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time.

###